U.S. Bank National Association
                       601 Second Avenue South, MPFP 2016
                             Minneapolis, MN 55402

                               November 29, 1999

                           VIA ELECTRONIC TRANSMISSION

                       Securities and Exchange Commission
               Office of Filings, Information & Consumer Services
                             450 Fifth Street N.W.
                             Washington, D.C. 20549

            RE: APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT FIRST AMERICAN INVESTMENT FUNDS, INC. ("FIRST AMERICAN")
                           REGISTRATION NO. 333-89421

Ladies and Gentlemen:

This application is to request that the Commission consent to First American's withdrawal of the pre-effective amendment to its registration statement on Form N-14 under the Investment Company Act of 1940, as amended (the "1940 Act") which was previously filed with the Commission on November 24, 1999. First American's registration statement became effective on November 19, 1999 pursuant to Rule 488 under the Securities Act of 1933. First American is therefore withdrawing the pre-effective amendment to its registration statement in order to file a post-effective amendment to its registration statement on Form N-14.

Please contact the undersigned at (612) 973-0153 with any questions or requests for additional information.

Sincerely,

U.S. Bank National Association

/s/ Thomas A. Berreman
----------------------
Thomas A. Berreman
Corporate Counsel